Exhibit 99.1

Brookfield Infrastructure Partners L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2012 (U.S. DOLLARS IN MILLIONS)

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, transport and energy businesses and freehold timberlands in North and South America, Australasia and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as their Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF

FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	March 31, 2012	December 31, 2011

Assets
Cash and cash equivalents		$119	$153
Accounts receivable and other		252	215
Inventory		82	87
Financial assets		25	23

Current assets		478	478

Property, plant and equipment	4	4,891	4,073
Intangible assets	5	2,965	2,924
Standing timber	6	2,885	2,890
Investments in associates	7	1,421	1,400
Goodwill		604	591
Investment properties		197	194
Financial assets (non-current)		102	114
Other assets (non-current)		241	200
Deferred income tax assets		420	405

Total assets		$14,204	$13,269

Liabilities and partnership capital
Accounts payable and other		$401	$370
Non-recourse borrowings		681	145
Financial liabilities		15	11

Current liabilities		1,097	526

Corporate borrowings		32	—
Non-recourse borrowings (non-current)		4,536	4,740
Financial liabilities (non-current)		214	234
Other liabilities (non-current)		446	300
Deferred income tax liabilities		1,697	1,560
Preferred shares		20	20

Total liabilities		8,042	7,380

Partnership capital
Non-controlling interest		1,947	1,683
Limited partners’ capital	9	3,540	3,539
General partner capital	9	19	19
Retained earnings		201	260
Reserves		455	388

Total partnership capital		6,162	5,889

Total liabilities and partnership capital		$14,204	$13,269

The accompanying notes are an integral part of these financial statements.

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF

OPERATING RESULTS

		For the three month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2012	2011

Revenues		$451	$390
Direct operating costs		(240)	(202)
General and administrative expenses		(20)	(14)
Depreciation and amortization expense		(49)	(25)

		142	149

Interest expense		(95)	(83)
Share of earnings from investments in associates	7	1	12
Fair value adjustments		(6)	(5)
Other expense		(22)	(4)

Income before income tax		20	69
Income tax recovery		3	2

Net income		23	71
Less: Net income attributable to non-controlling interests		(9)	(26)

Net income attributable to partnership		$14	$45

Net income per partnership unit		$0.08	$0.29

Calculation of Limited partners’ interest in net income attributable to partnership:
Net income attributable to partnership		$14	$45
Less: General partner interest		(4)	—

Limited partners’ interest in net income		10	45

Earnings per unit:
Basic and diluted earnings per unit attributable to:
Limited partners		$0.05	$0.29

The accompanying notes are an integral part of these financial statements.

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

	For the three month period ended March 31
US$ MILLIONS, UNAUDITED	2012	2011

Net income for the period	$23	$71

Other comprehensive income:
Revaluation of property, plant and equipment	5	—
Foreign currency translation	88	44
Cash flow hedges	16	(18)
Net investment hedges	(8)	(14)
Other[1]	(1)	—
Taxes on the above items	(2)	—
Investments in associates	(15)	3

	83	15

Comprehensive income	$106	$86

Attributable to:
Non-controlling interest	$25	$32
General partner	4	—
Limited partners	77	54

1.	Other reserves relate to unrealized actuarial losses.

The accompanying notes are an integral part of these financial statements.

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF

PARTNERSHIP CAPITAL

			Limited Partners’								General Partner
			Reserves						Investments in Associates
US$ MILLIONS, UNAUDITED THREE MONTHS ENDED March 31, 2012	Limited partners’ capital	General partner capital	Retained earnings	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves[1]	Revaluation surplus	Hedges (losses) gains	Retained earnings	OCI	Non- controlling interest	Total partnership capital
Balance as of December 31, 2011	$3,539	$19	$257	$228	$120	$(72)	$(53)	$10	$155	$(2)	$3	$2	$1,683	$5,889

Net income	—	—	10	—	—	—	—	—	—	—	4	—	9	23
Other comprehensive income (loss)	—	—	—	2	79	(8)	9	—	7	(22)	—	—	16	83

Comprehensive income	—	—	10	2	79	(8)	9	—	7	(22)	4	—	25	106
Distributions to unitholders	—	—	(69)	—	—	—	—	—	—	—	(4)	—	—	(73)
Issuance of partnership units	1	—	—	—	—	—	—	—	—	—	—	—	—	1
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	261	261
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(22)	(22)

Balance as of March 31, 2012	$3,540	$19	$198	$230	$199	$(80)	$(44)	$10	$162	$(24)	$3	$2	$1,947	$6,162

1.	Other reserves relate to unrealized actuarial gains.

			Limited Partners’								General Partner
			Reserves						Investments in Associates
US$ MILLIONS, UNAUDITED THREE MONTHS ENDED March 31, 2011	Limited partners’ capital	General partner capital	Retained earnings	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves[1]	Revaluation surplus	Hedges gains	Retained earnings	OCI	Non- controlling interest	Total partnership capital
Balance as of December 31, 2010	$2,881	$19	$302	$6	$155	$(42)	$11	$11	$32	$1	$4	$—	$1,605	$4,985

Net income	—	—	45	—	—	—	—	—	—	—	—	—	26	71
Other comprehensive income (loss)	—	—	—	—	33	(14)	(13)	—	—	3	—	—	6	15

Comprehensive income	—	—	45	—	33	(14)	(13)	—	—	3	—	—	32	86
Distributions to unitholders	—	—	(48)	—	—	—	—	—	—	—	(1)	—	—	(49)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(15)	(15)

Balance as of March 31, 2011	$2,881	$19	$299	$6	$188	$(56)	$(2)	$11	$32	$4	$3	$—	$1,622	$5,007

1.	Other reserves relate to unrealized actuarial gains.

The accompanying notes are an integral part of these financial statements.

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three month period ended March 31
US$ MILLIONS, UNAUDITED	2012	2011

Operating Activities
Net income	$23	$71
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	6	(12)
Depreciation and amortization expense	49	25
Fair value adjustments	6	5
Provisions and other items	21	5
Deferred tax recovery	(4)	(3)
Change in non-cash working capital, net	27	24

Cash from operating activities	128	115

Investing Activities
Acquisition of subsidiary, net of cash acquired	(55)	—
Investment in associates	(2)	(3)
Additions to long lived assets, net of disposals	(164)	(72)
Settlement of foreign exchange contracts, net	9	(6)

Cash used by investing activities	(212)	(81)

Financing Activities
Distribution to unitholders	(73)	(49)
Corporate borrowings	32	85
Subsidiary borrowings	112	45
Subsidiary distributions to non-controlling interest	(22)	(15)

Cash from financing activities	49	66

Cash and cash equivalents
Change during the period	(35)	100
Impact of foreign exchange on cash	1	5
Balance, beginning of period	153	154

Balance, end of period	$119	$259

The accompanying notes are an integral part of these financial statements.

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NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD OF JANUARY 1, 2012 TO MARCH 31, 2012

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “partnership”) owns and operates utility businesses, transport and energy businesses and timber assets in North and South America, Australasia, and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. The registered office is 73 Front Street, Hamilton, Bermuda.

2.	SUMMARY OF ACCOUNTING POLICIES

a)	Statement of Compliance

These interim condensed and consolidated financial statements of the partnership and its consolidated subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure adopted in its consolidated and combined financial statements as of and for the year ended December 31, 2011. The accounting policies the partnership adopted in its financial statements as of and for the year ended December 31, 2011 are disclosed in Note 3 of Brookfield Infrastructure’s annual consolidated and combined financial statements as of and for the year ended December 31, 2011, with which reference should be made to in reading these interim condensed and consolidated financial statements.

These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of the partnership on May 17, 2012.

b)	Future Changes in Accounting Policies

i)	Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Ventures (“IFRS 11”), IFRS 12, Disclosures of Involvement with Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are also early applied.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation of Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. Brookfield Infrastructure is currently evaluating the impact of IFRS 10 and the amendments to IAS 27 on its condensed and consolidated financial statements.

IFRS 11 supersedes IAS 31, Interest in Joint Ventures (“IAS 31”) and SIC-31, Joint Controlled Entities – Non- Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28, Investments in Associates and Joint Venturers. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. Brookfield Infrastructure is currently evaluating the impact of IFRS 11 and the amendments to IAS 28 on its condensed and consolidated financial statements.

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IFRS 12 integrates the disclosure requirements on interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12. Brookfield Infrastructure is currently evaluating the impact of IFRS 12 on its condensed and consolidated financial statements.

ii)	Fair Value Measurements

IFRS 13, Fair Value Measurement (“IFRS 13”) establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) will be extended by IFRS 13 to cover all assets and liabilities within its scope. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 13 on its condensed and consolidated financial statements.

iii)	Income taxes

In December 2010, the IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property (“IAS 40”). The amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. Similar amendments have been made to introduce a presumption that non-depreciable property measured using the revaluation model in IAS 16, Property Plant and Equipment (“IAS 16”) is recovered through sale. These amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. Brookfield Infrastructure is currently evaluating the impact of the amendments to IAS 12 on its condensed and consolidated financial statements.

iv)	Presentation of Items of Other Comprehensive Income

The amendments to lAS 1, Presentation of Financial Statements (“IAS 1”) retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to lAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments to lAS 1 are effective for annual periods beginning on or after July 1, 2012. Brookfield Infrastructure is currently evaluating the impact of amendments to IAS 1 on its condensed and consolidated financial statements.

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v)	Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7, Financial Instruments: Disclosures. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

3.	ACQUISITION OF BUSINESS

On January 27, 2012, Brookfield Infrastructure acquired a 17% interest in Empresa de Energia de Boyacá S.A., its Colombian regulated distribution operation, for consideration of $55 million through a Brookfield sponsored infrastructure fund, as a platform to build as broad based electricity business in Colombia. Concurrently, Brookfield Infrastructure entered into a voting arrangement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the Boards of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of $7 million were expensed at the acquisition date.

The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred:

US$ MILLIONS
Cash	$55

Consideration	$55

Fair value of assets and liabilities acquired as at January 27, 2012 (provisional)1:

US$ MILLIONS
Accounts receivable and other [2]	$137
Financial assets	4
Property, plant and equipment	633
Accounts payable and other	(147)
Non-recourse borrowings	(172)
Deferred income tax liability	(152)

Net assets acquired before non-controlling interest	303
Non-controlling interest [3]	(251)

Net assets acquired	$52

1.	The fair values of the acquired assets, liabilities and goodwill for this operation has been determined on a provisional basis as these business were acquired in close proximity to the period end, pending finalization of the post-acquisition review of the fair value of the acquired net assets.
2.	The gross contractual amount of the acquired identifiable accounts receivable and other is $146 million. The estimated contractual cash flows not expected to be collected at the acquisition date is $9 million.
3.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured as the proportionate share of the fair value of assets and liabilities at the acquisition date.

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The excess of the consideration transferred by Brookfield over its share of the net fair value of the Colombian regulated distribution operations’ net assets was recognized on the Statement of Financial Position as follows:

US$ MILLIONS
Consideration paid	$55
Consideration paid by non-controlling interest	261

Total consideration paid	316
Fair value of net assets acquired before non-controlling interest	(303)

Goodwill arising on acquisition	13

Goodwill, balance at December 31, 2011	591

Goodwill, balance at March 31, 2012	$604

The goodwill recorded on acquisition represents the expected growth arising from its position as an incumbent in a fragmented electricity distribution industry in a region with emerging coal, steel and cement industries. None of the goodwill recognized is expected to be deductible for income tax purposes.

Brookfield Infrastructure’s results from operations for the three months ended March 31, 2012, include $33 million of revenue and $nil of net income from the Colombian regulated distribution operation.

Had the Colombian regulated distribution operation business combination been effective January 1, 2012, the revenue of Brookfield Infrastructure from continuing operations would have been $467 million and the net income attributable to the partnership for the period would have been $16 million. Brookfield Infrastructure considers these pro-forma numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison in future periods. In determining the pro-forma revenue and net income attributable to the partnership, management has:

•

Calculated depreciation of property, plant and equipment acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements;

•	Based borrowing costs on the funding levels, credit ratings and debt/equity position of Brookfield Infrastructure after the business combination; and

•	Excluded transaction deal costs of the acquiree as a one-off pre-acquisition transaction.

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4.	PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport & Energy Assets	Timberland Assets	Total Assets
Gross carrying amount:
Balance at January 1, 2011	$765	$1,860	$560	$3,185
Additions (disposals)	94	455	(2)	547
Reclassified from held for sale	151	—	—	151
Revaluation adjustments	13	241	19	273
Net foreign currency exchange differences	(27)	1	(7)	(33)

Balance at December 31, 2011	996	2,557	570	4,123
Additions	21	138	—	159
Acquisition through business combination (note 3)	633	—	—	633
Revaluation adjustments	—	—	5	5
Net foreign currency exchange differences	24	38	—	62

Balance at March 31, 2012	$1,674	$2,733	$575	$4,982

Accumulated depreciation:
Balance at January 1, 2011	$(31)	$(18)	$(5)	$(54)
Depreciation expense	(27)	(63)	(2)	(92)
Revaluation adjustments	35	35	—	70
Net foreign currency exchange differences	21	3	2	26

Balance at December 31, 2011	(2)	(43)	(5)	(50)
Depreciation expense	(14)	(26)	—	(40)
Net foreign currency exchange differences	(1)	—	—	(1)

Balance at March 31, 2012	$(17)	$(69)	$(5)	$(91)

Net book value:
December 31, 2011	$994	$2,514	$565	$4,073

March 31, 2012	$1,657	$2,664	$570	$4,891

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5.	INTANGIBLE ASSETS

US$ MILLIONS	Conservancy right [1]	Concession arrangements [2]	Total
Gross carrying amount:
Balance at January 1, 2011	$332	$2,575	$2,907
Additions	—	20	20
Reclassified from held for sale	—	37	37
Net foreign exchange differences	(2)	(7)	(9)

Balance at December 31, 2011	330	2,625	2,955
Additions	—	5	5
Net foreign exchange differences	10	35	45

Balance at March 31, 2012	$340	$2,665	$3,005

Accumulated amortization:
Balance at January 1, 2011	$—	$(4)	$(4)
Amortization expense	—	(28)	(28)
Net foreign exchange differences	—	1	1

Balance at December 31, 2011	—	(31)	(31)
Amortization expense	—	(9)	(9)

Balance at March 31, 2012	$—	$(40)	$(40)

Net book value:
December 31, 2011	$330	$2,594	$2,924

March 31, 2012	$340	$2,625	$2,965

1	The conservancy right was acquired as part of the acquisition of Brookfield Infrastructure’s UK port operation in 2009 and was recorded at its fair value. The conservancy asset recognized is not amortized as it is a right in perpetuity with an indefinite life, but is subject to an annual impairment review.
2	Concession arrangements primarily consist of the service concession arrangement at Brookfield Infrastructure’s Australian coal terminal operation. The service concession is awarded by governmental authorities in that jurisdiction and it allows for the use and operation of the Australian coal terminal. The terms and conditions of access to the Australian coal terminal’s services, including tariffs that can be charged to the users, are regulated by the Queensland Competition Authority. Brookfield Infrastructure’s Australian coal terminal operation has Standard Access Agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value, and therefore revenue is not impacted by actual throughput. The concession arrangement has an expiration date of 2051 and an option to extend the arrangement. The arrangement is being amortized over its useful life, with the expense recognized in the Statements of Operating Results.

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6.	STANDING TIMBER

US$ MILLIONS	Total
Gross carrying amount:
Balance at January 1, 2011	$2,578
Gain arising from growth	186
Decrease resulting from harvest	(201)
Fair value adjustment	324
Other	3

Balance at December 31, 2011	2,890
Gain arising from growth	40
Decrease resulting from harvest	(44)
Other	(1)

Balance at March 31, 2012	$2,885

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7.	INVESTMENTS IN ASSOCIATES

The following table represents the reconciliation of movement in the partnership’s investments in associates:

	As of
US$ MILLIONS	March 31, 2012	December 31, 2011
Non-current:
Investments in associates	$1,421	$1,400

Balance at January 1	$1,400	$1,089
Share of income for the period	1	76
Foreign currency translation	40	(50)
Share of other reserves for the period	(15)	120
Additions	2	196
Distributions	(7)	(31)

Ending balance	$1,421	$1,400

The following table represents the carrying value of the partnership’s investments in associates:

	As of
US$ MILLIONS	March 31, 2012	December 31, 2011
North American gas transmission operation	$394	$395
South American transmission operation	393	373
Australasian energy distribution operation	309	296
South American toll road operation	162	159
European port operation	148	142
Other associates	15	35

	$1,421	$1,400

SUMMARISED FINANCIAL INFORMATION OF INVESTMENTS IN ASSOCIATES

The following table summarizes the aggregate balances of investments in associates:

	As of
US$ MILLIONS	March 31, 2012	December 31, 2011
Financial position:
Total assets	$19,095	$18,717
Total liabilities	(13,808)	(13,564)

Net assets	$5,287	$5,153

	Three months ended March 31
US$ MILLIONS	2012	2011
Financial performance:
Total revenue	$594	$547
Total income for the period	(3)	53
Brookfield Infrastructure’s share of associates’ net income	$1	$12

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8.	SEGMENTED INFORMATION

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“EBITDA”), measures not defined by IFRS, which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, fair value adjustments, unrealized gains or losses on derivative instruments, deferred taxes, interest and other non-cash items. EBITDA is calculated as FFO excluding the impact of interest, taxes and other cash items.

	Utilities		Transport and Energy		Timber
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012 US$ MILLIONS	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	Corporate	Total[1]

Revenues	$361	$167	$503	$256	$119	$35	$—
Costs attributed to revenues	(132)	(63)	(301)	(153)	(80)	(23)	(20)

EBITDA	229	104	202	103	39	12	(20)
Other income (expense)	1	—	3	2	2	1	1
Interest expense	(76)	(39)	(97)	(42)	(21)	(7)	(5)
Cash taxes	(1)	—	(2)	(1)	(1)	—	(1)

FFO	153	65	106	62	19	6	(25)
Depreciation and amortization	(86)	(32)	(66)	(38)	—	—	—
Fair value adjustments	—	—	(2)	(2)	(4)	(1)	—
Unrealized gains (losses) on derivative instruments	11	5	(1)	—	—	—	(6)
Deferred taxes and other items	(65)	(6)	2	4	(17)	(15)	(3)

Net income (loss) attributable to partnership	$13	$32	$39	$26	$(2)	$(10)	$(34)	$14

	Utilities		Transport and Energy		Timber
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011 US$ MILLIONS	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	Corporate	Total[1]

Revenues	$280	$140	$474	$247	$109	$36	$—
Costs attributed to revenues	(81)	(43)	(306)	(163)	(56)	(19)	(13)

EBITDA	199	97	168	84	53	17	(13)
Other income	2	1	1	—	1	—	—
Interest expense	(73)	(38)	(84)	(39)	(21)	(7)	(5)
Cash taxes	1	1	(1)	—	(1)	—	—

FFO	129	61	84	45	32	10	(18)
Depreciation and amortization	(48)	(20)	(58)	(28)	—	—	—
Fair value adjustments	—	—	—	—	(5)	(2)	—
Unrealized (losses) gains on derivative instruments	(16)	(3)	1	—	—	—	—
Deferred taxes and other items	(9)	(8)	21	13	(7)	(2)	(3)

Net income (loss) attributable to partnership	$56	$30	$48	$30	$20	$6	$(21)	$45

1.	The above tables present Brookfield Infrastructure’s results from operations on a proportionate basis. As Brookfield Infrastructure has a number of investments that are accounted for using the equity method of accounting, a significant portion of Brookfield Infrastructure’s operating results are presented in one line on the Statements of Operating Results under Share of earnings from investments in associates. The above tables present the detailed components of net income for investments accounted for using the consolidation and equity methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statements of Operating Results.

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Segment assets and liabilities

For the purposes of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure’s Executive Management and Board of Directors monitor the assets, including investments accounted for using the equity method, attributable to each segment.

The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment for the period under review:

MARCH 31, 2012 US$ MILLIONS	Utilities	Transport & Energy	Timber	Corporate	Total
Segment assets	$5,642	$4,155	$4,220	$187	$14,204

9.	PARTNERSHIP CAPITAL

	General Partnership units		Limited Partnership units		Total
	As of		As of		As of
MILLIONS	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 201
Authorized to issue
On issue at January 1	1.1	1.1	184.0	156.3	185.1	157.4
Issued for cash	—	—	—	27.7	—	27.7

Ending balance	1.1	1.1	184.0	184.0	185.1	185.1

The weighted average number of general partnership units outstanding for the period ended March 31, 2012 was 1.1 million (March 31, 2011: 1.1 million). The weighted average number of limited partnership units outstanding for the period ended March 31, 2012 was 184.0 million (March 31, 2011: 156.3 million).
	General Partner		Limited Partners’		Total
	As of		As of		As of
US$ MILLIONS	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Opening balance	$19	$19	$3,539	$2,881	$3,558	$2,900
Share issuance	—	—	1	658	1	658

Ending balance	$19	$19	$3,540	$3,539	$3,559	$3,558

In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued less than 0.1 million units for proceeds of $1 million under the Plan.

10.	DISTRIBUTIONS

For the three months ended March 31, 2012 distributions to partnership unit holders were $69 million or $0.375 per partnership unit (2011: $49 million or $0.31 per unit).

Additionally, incentive distributions were made to the general partner of $4 million (2011: $nil).

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11.	RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

The immediate parent of Brookfield Infrastructure is the general partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiaries and operating entities.

(a)	Transactions with the immediate parent

Throughout the period, the immediate parent company, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three months ended March 31, 2012 (2011: less than $1 million).

(b)	Transactions with other related parties

Brookfield Infrastructure has a management agreement with its external managers, wholly owned subsidiaries of Brookfield.

Pursuant to the master services agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee to its external managers equal to 0.3125% per quarter of the market value of the partnership. The base management fee was $18 million for the three months ended March 31, 2012 (2011: $11 million).

During the three months ended March 31, 2012, $2 million (2011: $3 million) was reimbursed to a related party. These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

12.	SUBSEQUENT EVENTS

Subsequent to period end, Brookfield Infrastructure acquired a 25% stake in a Canadian natural gas storage facility through a Brookfield sponsored infrastructure fund for $16 million. Concurrently, Brookfield Infrastructure entered into a voting arrangement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the Boards of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure will consolidate this entity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2012

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) should be read in conjunction with Brookfield Infrastructure Partners L.P.’s (the Partnership and together with its subsidiary and operating entities, Brookfield Infrastructure) most recently issued Form 20-F. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.Brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utilitities businesses, transport and energy businesses and timber assets in North and South America, Australasia and Europe. Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders. To accomplish this objective, we will seek to leverage Brookfield Asset Management Inc.’s (Brookfield) best-in-class operating platforms to acquire targeted assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long-term. We intend to generate this return from the in-place cash flow of our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our FFO per unit, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. For our business as a whole, a key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures divided by invested capital (see Reconciliation of Non-IFRS Financial Measures for more detail), which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. See Operating Platforms for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the per unit FFO growth that we foresee in our operations, we are targeting 3% to 7% annual distribution growth. On the strength of our financial performance, our quarterly distribution was increased by 7% to $0.375 per unit in February 2012. This follows quarterly distribution increases of 13% in August 2011, 13% in February 2011, and 4% in February 2010.

Basis of Presentation

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The consolidated interim financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, however does not control, using the equity method.

For each operating platform – utilities, transport and energy, and timber – this MD&A outlines Brookfield Infrastructure’s proportionate share of results in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance.

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OUR OPERATIONS

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows that require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. We have a stable cash flow profile with approximately 80% of our Adjusted EBITDA supported by regulated or contractual revenues. As a result, we group our businesses into operating platforms based on similarities in their underlying economic drivers in order to assist our unitholders in evaluating our performance and assessing our value.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Primary Location
Utilities
Regulated or contractual businesses that earn a return on their rate base	Regulated Terminal Operation Electricity Transmission Regulated Distribution	Australasia North & South America Australasia, Europe & South America

Transport and Energy
Provide transportation, storage and handling services for energy, freight, bulk commodities and passengers	Railroad Operations Port Operations Toll Road Operations Energy Transmission & Distribution	Australasia Europe South America North America & Europe

Timber
Provide essential products for the global economy on a sustainable basis	Freehold Timberlands	North America

Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. Our transport and energy platform is comprised of open access systems that provide transportation, storage and handling services for energy, freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the price and volume achieved for the provision of these services. Our timber platform is comprised of freehold timberlands that provide inputs for a number of essential products for the global economy on a sustainable basis including structural lumber.

OVERVIEW OF PERFORMANCE

In this section we review our consolidated and combined performance and financial position for the three-month period ended March 31, 2012. Further details on the key drivers of our operations and financial position are contained within the review of Operating Platforms.

To measure performance, we focus on FFO and AFFO, among other measures. We also focus on Adjusted EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other non-cash items and AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non-IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers, and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

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Results of Operations

The following table summarizes the financial results of Brookfield Infrastructure.

MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	Three months ended March 31
Key Metrics Net Income	2012	2011
Funds from operations (FFO)	$108	$98
Per unit FFO[1]	0.58	0.62
Per unit Net income	0.08	0.29
Distributions	0.38	0.31
Payout ratio[2]	65%	50%
Growth of per unit FFO[1]	(6%)	48%
Adjusted funds from operations (AFFO)[3]	93	71
AFFO yield[4]	10%	10%

1.	Average units outstanding during the period of 185.1 million (2011: 157.4 million).
2.	Payout ratio is defined as distributions to unitholders divided by FFO.
3.	AFFO is defined as FFO less maintenance capital expenditures.
4.	AFFO yield is defined as AFFO divided by average time weighted invested capital.

For the three-month period ended March 31, 2012, we posted results that were in-line with our expectations during a transitional period in which we are commissioning a number of projects that will meaningfully contribute to our business. Our FFO was $108 million, or $0.58 per unit, versus $98 million, or $0.62 per unit, in the comparable period last year. Per unit FFO was 6% lower than the prior year due to the impact of our $660 million equity issuance in October of 2011, which primarily funded an investment in the expansion of our Australian railroad. Cash flow from this investment will ramp-up over the course of this year. We currently expect to be at a run rate of 90% of the incremental Adjusted EBITDA from this expansion program by the end of the first quarter of 2013. Our results also reflected strong performances from our transport and energy and utilities platforms, partially offset by below average returns in our timber business. For the quarter, our maintenance capital expenditures were $15 million, which was below our average quarterly sustainable level of between $22 million and $26 million due primarily to timing of certain projects. On an invested capital base of $3,649 million, we generated an AFFO yield of 10%. Following our distribution 7% increase in February 2012, our distribution was $0.375 per unit, which implied a payout ratio of 65% of our FFO for the quarter, and was within the mid-point of our targeted range of 60% to 70%.

MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	Three months ended March 31
Summary Statements of Operating Results	2012	2011
Revenues	$451	$390
Direct operating expenses	(240)	(202)
General and administrative expenses	(20)	(14)
Interest expense – corporate borrowings	(2)	(2)
Interest expense – non-recourse borrowings	(93)	(81)
Earnings from investments in associates	1	12
Net income	14	45
Net income per unit	0.08	0.29

For the three months ended March 31, 2012, we earned net income of $14 million, compared to $45 million in the prior year. This decrease is primarily attributable to non cash mark-to-market losses on derivative contracts, releases of deferred tax provisions and an increase in depreciation expense a result of the significant increase in our property, plant and equipment due to the revaluation gains recorded at year end.

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MILLIONS, UNAUDITED	As of
Summary Statements of Financial Position	March 31, 2012	December 31, 2011
Cash and cash equivalents	$119	$153
Total assets	14,204	13,269
Corporate borrowings	32	—
Non-recourse borrowings	5,217	4,885
Non-controlling interest	1,947	1,683
Partnership capital	4,215	4,206

As of March 31, 2012, we had $14,204 million in assets and $4,215 million in partnership capital compared to $13,269 million in assets and $4,206 million in partnership capital, as of December 31, 2011, implying a book value per unit of $22.77 as of March 31, 2012.

The increase in assets, compared to December 31, 2011, primarily reflects the acquisition of an interest in a Colombian regulated distribution utility, which we consolidate, in addition to the investment in our Australian railroad. The increase in partnership capital, compared to December 31, 2011, primarily reflects the impact of strengthening foreign exchange rates in a number of the countries in which we operate, which was partially offset by distributions to our unitholders.

Corporate borrowings increased to $32 million at March 31, 2012 compared to $nil as of December 31, 2011. Our Consolidated Statement of Financial Position as of March 31, 2012 reflects $5,217 million of non-recourse borrowings compared to $4,885 million as of December 31, 2011. The increase in our debt level is primarily attributable to the acquisition of the Colombian regulated distribution utility. As of March 31, 2012, our consolidated net debt-to- capitalization ratio was 45%, consistent with December 31, 2011.

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SELECTED INCOME STATEMENT AND BALANCE SHEET INFORMATION

The following tables present selected income statement and balance sheet information by operating platform on a proportionate basis:

Income Statement

	Three months ended March 31
MILLIONS, UNAUDITED	2012	2011
Net income by segment
Utilities	$32	$30
Transport and energy	26	30
Timber	(10)	6
Corporate and other	(34)	(21)

Net income	$14	$45

Adjusted EBITDA by segment
Utilities	$104	$97
Transport and energy	103	84
Timber	12	17
Corporate and other	(20)	(13)

Adjusted EBITDA	$199	$185

FFO by segment
Utilities	$65	$61
Transport and energy	62	45
Timber	6	10
Corporate and other	(25)	(18)

Funds from operations (FFO)	$108	$98

Balance Sheet

	As of
MILLIONS, UNAUDITED	March 31, 2012	December 31, 2011
Total assets by segment
Utilities	$4,010	$3,787
Transport and energy	4,493	4,349
Timber	1,101	1,112
Corporate and other	21	55

Total assets	$9,625	$9,303

Net debt by segment
Utilities	$2,575	$2,463
Transport and energy	2,222	2,135
Timber	466	464
Corporate and other	147	35

Total net debt	$5,410	$5,097

Partnership capital by segment
Utilities	$1,435	$1,324
Transport and energy	2,271	2,214
Timber	635	648
Corporate and other	(126)	20

Total partnership capital	$4,215	$4,206

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OPERATING PLATFORMS

In this section, we review the results of our principal operating platforms: utilities, transport and energy and timber.

Utilities Operations

Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant cant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Virtually all of our utility platform’s Adjusted EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities platform are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, as well as our AFFO yield.

Our utilities platform is comprised of the following:

Regulated Terminal Operation

•	One of the world’s largest coal export terminals in Australia, with 85 mtpa of coal handling capacity

Electricity Transmission

•	Approximately 8,800 kilometres of transmission lines in North and South America

Regulated Distribution

•	Almost 1.5 million electricity and natural gas connections

Results of Operations

The following table presents the roll-forward of our rate base and selected key metrics:

	As of
MILLIONS, UNAUDITED	March 31, 2012	December 31, 2011
Rate base, start of period	$3,316	$3,182
Impact of mergers and acquisitions	82	42
Capital expenditures commissioned	29	164
Inflation and other indexation	80	120
Regulatory depreciation	(46)	(116)
Foreign exchange	72	(76)

Rate base, end of period	$3,533	$3,316

	Three months ended March 31
MILLIONS, UNAUDITED	2012	2011
Funds from operations (FFO)	$65	$61
Maintenance capital	(6)	(6)

Adjusted funds from operations (AFFO)	$59	$55

Return on rate base[1,3]	11%	10%
AFFO yield[2,3]	14%	13%

1	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
2	AFFO yield is AFFO divided by time weighted average invested capital.
3	Return on rate base and AFFO yield exclude impact of connections revenue at our UK regulated distribution business.

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For the three months ended March 31, 2012, our utilities platform generated Adjusted EBITDA and FFO of $104 million and $65 million, respectively, versus $97 million and $61 million, respectively, in the comparative period. The increase in FFO was primarily driven by greater contributions from our regulated terminal and electricity transmission operations as a result of additions to our rate base. This was partially offset by a reduction in contribution from our UK regulated distribution business, where we had lower connection revenues compared to an exceptionally strong prior year period. For the period, our maintenance capital expenditures were $6 million, which is consistent with the prior year period and our average quarterly sustainable level. Our AFFO yield was 14% on an invested capital base of $1,482 million, excluding the impact of connection revenues at our UK regulated distribution business.

The following table presents our utilities platform’s proportionate share of financial results:

	Three months ended March 31
MILLIONS, UNAUDITED	2012	2011
Revenue	$160	$126
Connection revenues	7	14
Cost attributable to revenues	(63)	(43)

Adjusted EBITDA	104	97
Other income	—	2
Interest expense	(39)	(38)

Funds from operations (FFO)	65	61
Depreciation and amortization	(32)	(20)
Deferred taxes and other items	(1)	(11)

Net income	$32	$30

The following table presents our proportionate Adjusted EBITDA and FFO for each business in this operating platform:

MILLIONS, UNAUDITED	Adjusted EBITDA		FFO
For the quarter ended March 31	2012	2011	2012	2011
Regulated Terminal Operation	$46	$40	$25	$21
Electricity Transmission	23	20	17	15
Regulated Distribution	35	37	23	25

Total	$104	$97	$65	$61

Our regulated terminal operation reported Adjusted EBITDA and FFO of $46 million and $25 million, respectively, for the three months ended March 31, 2012 versus $40 million and $21 million, respectively, in the comparative period. This increase in Adjusted EBITDA and FFO is primarily due to additions to our coal terminal’s regulated asset base and favourable foreign exchange rates.

Our electricity transmission operations’ Adjusted EBITDA and FFO were $23 million and $17 million, respectively, for the quarter versus $20 million and $15 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased due to positive revenue indexation and the contribution from growth capital expenditures in our Chilean electricity transmission system.

Our regulated distribution operations earned Adjusted EBITDA and FFO of $35 million and $23 million, respectively, for the three months ended March 31, 2012, versus $37 million and $25 million, respectively, in the comparative period. In this period, contribution from our Colombian regulated distribution utility, which was acquired in January of this year, was more than offset by a reduction in the contribution from our UK regulated distribution business, where we had lower connection revenues compared with an exceptionally strong prior year period.

Non-cash expenses are primarily comprised of depreciation and amortization, non-cash inflation indexation on our Chilean peso denominated debt and unrealized mark-to-market losses on derivative contracts which are a part of our interest rate hedging program. Depreciation and amortization increased to $32 million for the quarter compared to $20 million in the prior year period, primarily due to additions to our regulated asset base and fair value adjustments at year end.

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Business Development and Outlook

Within our utilities operations, we have numerous opportunities to upgrade and expand our rate base. While we are required to make certain capital expenditures to maintain safety and reliability, we will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utilities platform, we expect to earn a return on the equity that we invest, which is consistent with our existing AFFO yield.

Our capital backlog is comprised of investments that will increase our rate base. It is defined as projects that have been awarded to us, as well as projects that have been filed with the regulator with ancipated expenditures within the next two years, for which we have not yet invested capital.

The following table presents the roll-forward of our capital backlog at March 31, 2012:

MILLIONS, UNAUDITED
Capital backlog, start of period	$284
Additional capital project mandates	23
Less capital expenditures	(36)
Foreign exchange and other	5

Capital backlog, end of period	276
Construction work in progress	75

Total capital to be commissioned into rate base	$351

We finished the period with a capital backlog of $276 million, a decrease of $8 million compared to December 31, 2011. The decrease is attributable to capital expenditures, primarily in our Chilean and our Texas electricity transmission systems, that exceeded capital project mandates won during the period. As of quarter end, the biggest contributors to our capital backlog were our UK regulated distribution business, our Texas transmission system, our Australian regulated terminal and our Chilean electricity transmission system at $119 million, $58 million, $40 million, and $29 million, respectively. In addition, our construction work in progress was $75 million at quarter end, a $7 million increase from the prior period, primarily due to capital expenditures at our Texas transmission system. Construction work in progress represents capital that we have invested that will begin generating cash flow upon commencement of service, when these investments will be added to our rate base. In total, we finished the quarter with $351 million of capital to be commissioned into our rate base.

During the quarter, we advanced the construction of our Texas transmission system, which is comprised of three lines and six substations in West Texas. At quarter end, we had secured 100% of the right of way easements for the first line, 98% for the second line and 67% for the third line. We have broken ground on the first two lines. We anticipate significant expenditures on this project over the next six months. The project remains on schedule, with an on-line date in the first half of 2013.

In January, we invested $55 million in a Brookfield-led consortium that acquired a regulated distribution business in Colombia. Although our initial equity investment was modest, we are excited about this acquisition and the opportunity to invest alongside several notable Colombian pension funds. This utility is located approximately 150 kilometres north of Bogotá, serving a region with a population of 1.3 million people that is home to emerging coal, steel and cement industries. Colombia’s regulatory framework is similar to Chile’s, whereby utilities earn a real return on replacement cost. Furthermore, the electricity distribution industry in Colombia is quite fragmented, and we hope to use this company as a platform to build a broad based electric utility business within the country.

We continue to advance feasibility and planning work for the Dudgeon Point coal terminal. Over the past months, we have held substantive discussions with several large mining companies that are interested in a sizable capacity commitment. Additionally, we recently launched an open season process to determine demand from smaller mining companies. Although there is considerable work to progress this project to financial close we remain optimistic regarding the prospects of this investment opportunity.

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Transport and Energy Operations

Our transport and energy platform is comprised of open access systems that provide transportation, storage and handling services for energy, freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the price and volume achieved for the provision of these services. This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our energy transmission, railroad and toll road operations, as well as unregulated businesses, such as our ports. Transport and energy businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our transport and energy platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport and energy platform mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of our transport and energy platform’s Adjusted EBITDA is supported by long-term contractual revenues.

Our objectives for our transport and energy platform are to provide safe and reliable services to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin, as well as our AFFO yield.

Our transport and energy platform is comprised of the following:

Railroad Operations

•	Sole provider of railroad service in Southwestern Western Australia, with approximately 5,100 kilometres of tracks

Energy Transmission and Distribution

•	15,500 kilometres of natural gas transmission lines primarily in the U.S.

Port Operations

•	30 port terminals primarily in the UK and across Europe

Toll Road Operation

•	Key artery in Santiago Chile’s urban roadway

Results of Operations

The following table presents the key metrics of our transport and energy platform:

	Three months ended March 31
MILLIONS, UNAUDITED	2012	2011
Growth capital expenditures	$125	$51
Adjusted EBITDA margin[1]	40%	34%
Funds from operations (FFO)	$62	$45
Maintenance capital	(9)	(20)

Adjusted funds from operations (AFFO)	$53	$25

AFFO yield[2]	12%	8%

1	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.
2	AFFO yield is AFFO divided by time weighted average invested capital.

During the quarter, our transport and energy platform posted a sharp increase in cash flow with Adjusted EBITDA and FFO of $103 million and $62 million, respectively, compared with $84 million and $45 million, respectively, in the prior year. The improvement was driven by a doubling of FFO from our railroad, supported by consistent results from our energy transmission and distribution and ports businesses. After deducting maintenance capital expenditures, we generated an AFFO yield of 12% on an invested capital base of $1,743 million, compared with 8% in the prior year. Maintenance capital expenditures were $9 million, which is less than the average quarterly sustainable level of approximately $15 million to $18 million, largely due to timing of projects at our Australian

26	Brookfield Infrastructure Partners | 2012 First Quarter Interim Report

railroad and North American energy transmission operations. We expect the AFFO yield in this segment to increase to mid-teens once the expansion at our Australian railroad is fully commissioned.

The following table presents our transport and energy platform’s proportionate share of financial results:

	Three months ended March 31
MILLIONS, UNAUDITED	2012	2011
Revenues	$256	$247
Cost attributed to revenues	(153)	(163)

Adjusted EBITDA	103	84
Interest expense	(42)	(39)
Other income	1	—

Funds from operations (FFO)	62	45
Depreciation and amortization	(38)	(28)
Deferred taxes and other items	2	13

Net income	$26	$30

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

MILLIONS, UNAUDITED	Adjusted EBITDA		FFO
For the quarter ended March 31	2012	2011	2012	2011
Railroad	$37	$24	$26	$13
Energy Transmission and Distribution	42	42	24	24
Ports	20	18	11	8
Toll Road	4	—	1	—

Total	$103	$84	$62	$45

For the quarter, our Australian railroad reported Adjusted EBITDA and FFO of $37 million and $26 million, respectively, versus $24 million and $13 million, respectively, in the comparative period. The sharp increase in profitability was driven by revenue from three of our expansion projects, which have been commissioned, as well as increased grain volume due to a favourable harvest compared to the prior year. As a result of these expansion projects, we transported an incremental 1.4 million tonnes (Mt) of iron ore over our network during the quarter. By the end of the second quarter, we expect these customers to be fully ramped-up and shipping at a rate of approximately 2.4Mt per quarter.

For the three months ended March 31, 2012, our energy transmission and distribution operations reported Adjusted EBITDA and FFO of $42 million and $24 million, consistent with $42 million and $24 million of Adjusted EBITDA and FFO, respectively, in the comparative period. Current period results were impacted by lower transportation revenues in our North American gas transmission operations due to the phase-in of our rate settlement and weak fundamentals in the natural gas industry, which negatively impacted the average realized price for our capacity. This was offset by higher costs in the prior year. Overall, we believe this business will stabilize around current levels, subject to any further material changes in natural gas pricing that may occur. Due to our strong franchise position, we expect that this business’ profitability will recover as conditions in the natural gas market improve over the next several years.

Our port operations reported Adjusted EBITDA and FFO of $20 million and $11 million, respectively, for the quarter versus $18 million and $8 million, respectively, in the comparative period. Current period results benefitted from a $3 million, non-recurring gain on disposal of certain non-core properties at our UK Port. In mid-April, steel production resumed at the Teeside Cast Products plant. Once production fully ramps-up, we expect Adjusted EBITDA at our UK Port to increase by between $6 million to $8 million annually, which will offset the impact of economic weakness in Europe on bulk and container volumes.

Non-cash expenses are primarily comprised of depreciation, amortization and deferred taxes. Depreciation and amortization increased to $38 million for the quarter compared to $28 million in the prior year period, primarily due to the revaluation of property plant and equipment at year end.

Brookfield Infrastructure Partners | 2012 First Quarter Interim Report	27

Business Development and Outlook

In our transport and energy platform, we strive to increase the amount of goods that we can transport or handle in a capital efficient manner. Due to the economies of scale or strategic locations of our networks, we are often able to earn very attractive returns when we invest capital to expand our facilities to serve our customers’ growth requirements.

The following table presents our proportionate share of growth capital expenditures that we anticipate investing during the next two years:

MILLIONS, UNAUDITED
Australian railroad	$337
Ports	12

Growth capital projects	349
Construction work in progress	295

Total capital to be commissioned	$644

Our railroad’s expansion program is comprised of six customer initiated projects, which will increase our volume by approximately 24 million tonnes by early 2015. Approximately 91% of minimum volumes projected under these Commercial Track Access Agreements (CTAAs) will be subject to take-or-pay provisions, and revenues will be indexed to inflation. In the next three years, as these projects enter commercial operations, minimum expected revenues will total approximately A$65 million in 2012, increasing to approximately A$160 million in 2013, and A$170 million in 2015. Upon commissioning of all six expansion projects, we expect that the Adjusted EBITDA of our railroad will increase by approximately A$150 million per annum, and our cash flow profile will be fundamentally transformed, with 60% of our railroad’s revenues being under pinned by take-or-pay provisions. To the extent that volumes exceed minimum expected levels, we will generate incremental Adjusted EBITDA.

As of March 31, 2012, three of these projects had commenced commercial operations, and we remain on track to commission two further projects by the end of the year. By the end of the first quarter of next year, we expect that these five projects will be operating at their annualized run rate levels, accounting for over 90% of the expansion program’s anticipated A$150 million of incremental Adjusted EBITDA. The table below provides further detail on the expansion program’s progress:

Project	Projected Volume	Start Date
Yilgarn iron ore project	4.4 mtpa	On-line
Extension Hill iron ore project	3.0 mtpa	On-line
Koolyanobbing iron ore mine expansion	2.2 mtpa	On-line
Worsley alumina expansion	2.0 mtpa	Q3 2012
KML iron ore project	10.0 mtpa	Q4 2012
Collie urea project	2.0 mtpa	2015

Over the past two years we have invested approximately A$370 million of the A$600 million expansion program, of which over A$100 million has been commissioned. The majority of the remainder of this capex is associated with the upgrade of approximately 185 kilometres of track into the port of Geraldton. To date, we have procured 92% of the material and laid 72% of the track for this project. At its peak, construction on the mid-west segment employed 750 people. As we have finished the labour intensive earth works, we are in the process of demobilizing various work crews this month. Overall, the expansion is currently on budget and on schedule to meet our customer’s shipping time frame.

In addition, we are investing in upgrades of our network. These network upgrades are not related to specific expansion tasks but will increase the capacity of our system and strategically position our railroad to capture incremental tonnage from mining projects that are in the pre-feasibility stage. We expect to generate very attractive returns on network upgrades, reflecting the significant historical investment that has been made in our system and our competitive position. We expect to invest A$100 million over the next 24 months as part of this program.

28	Brookfield Infrastructure Partners | 2012 First Quarter Interim Report

Timber

Our timber platform consists of 419,000 net acres of high-quality, freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. Our timberlands are predominantly comprised of premium Douglas-fir, hemlock and cedar species suitable for high-value structural and appearance applications in domestic and export markets. In addition, our land holdings include approximately 12,000 net acres of higher and better use (HBU) lands, which may have greater value for real estate development or conservation.

The following table presents our proportionate share of selected statistics of our timberlands as of March 31, 2012:

UNAUDITED
Timberlands (000’s acres)	419
HBU lands (000’s acres)	12

Long-run sustainable yield (LRSY) (millions m3 per annum)	1.6
Deferred harvest volume (millions m3)	2.9

Our timberlands have an estimated deferred harvest volume of 2.9 million m3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield (LRSY). As markets have improved from the 2009 and 2010 periods, we have been ramping-up our harvest levels to monetize this deferred harvest volume.

One of the key attributes of our timber platform is its operating flexibility which allows us to optimize our harvest mix and harvest levels as well as the markets to which we sell in order to maximize value. We plan our annual harvest to produce the products that offer the most attractive margins in the context of current market conditions and freight costs to access those markets. When log prices are attractive, we increase harvest levels to monetize the value of our inventory. When log prices are weak, we grow inventory on the stump to enhance value through capital appreciation. Our objective for our timber platform is to maximize the total return on the capital that we invest in this business. Our performance can be measured by our harvest levels, our Adjusted EBITDA margin as well our AFFO yield.

Results of Operations

The following table summarizes our proportionate share of harvest, sales and realized price by species for our timber operations:

	Three months ended March 31, 2012				Three months ended March 31, 2011
UNAUDITED	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	244	231	$91	$21	261	247	$97	$24
Whitewood	70	101	79	8	70	79	89	7
Other species	80	86	70	6	65	68	74	5

Total	394	418	$84	$35	396	394	$91	$36

During the quarter, indicative prices for both Douglas-fir and whitewood in the U.S. market were approximately 3% below prior year levels. The Japanese Douglas-fir market remained strong with large log pricing 5% above the previous year and small log pricing down a modest 2%. Prices for domestic-quality Douglas-fir and whitewood sold to China and Korea were weaker than in the first quarter of 2011, but still offered premiums of approximately 8% and 18%, respectively, over domestic prices.

In the first quarter, we harvested at levels that were comparable to the first quarter of 2011. Sales volumes of Douglas-fir decreased by 6%, while whitewood and other sales volumes increased by 28% and 26%, respectively, from the previous year, mainly due to sale of logs that were harvested during the fourth quarter of last year. During the quarter, 45% of our timber was exported to off-shore markets compared with 49% in the prior year.

Brookfield Infrastructure Partners | 2012 First Quarter Interim Report	29

The following table presents select key metrics of our timber platform:

	Three months ended March 31
MILLIONS, UNAUDITED, UNLESS OTHERWISE NOTED	2012	2011
Harvest (000’s m3)	394	396
Harvest as % of LRSY	99%	100%
Adjusted EBITDA margin[1]	34%	47%
Funds from operation (FFO)	$6	$10
Maintenance capital	—	(1)

Adjusted funds from operations (AFFO)	$6	$9

AFFO yield[2]	5%	8%

1	Adjusted EBITDA divided by revenue, excluding HBU and other revenue.
2	AFFO divided by average time weighted invested capital.

The following table presents our timber platform’s proportionate share of financial results.

	Three months ended March 31
MILLIONS, UNAUDITED	2012	2011
Revenue	$35	$36
Cost attributed to revenues	(23)	(19)
Adjusted EBITDA	12	17
Other income	1	—
Interest expense	(7)	(7)

Funds from operations (FFO)	6	10
Deferred taxes and other items	(16)	(4)

Net income	$(10)	$6

For the three months ended March 31, 2012, our timber operations’ Adjusted EBITDA and FFO totaled $12 million and $6 million, respectively, compared with $17 million and $10 million, respectively, in the comparable period. This decline in performance reflects weaker demand from export markets, particularly China and Korea.

Compared with the prior year, revenues declined by 3% as our average realized price decreased by 8%, which was offset by 6% increase in sales volume. Harvest and delivery costs per unit increased 16% compared to 2011, due to the combination of operating in higher cost areas and higher fuel costs. This combination of factors caused our Adjusted EBITDA margin to fall by 13% compared to 2011.

Outlook

Domestically, seasonally adjusted annualized U.S. housing starts remained depressed, averaging 687,000 for the first quarter of 2012. This level is approximately 45% of long term trend levels. Consensus forecasts predict U.S. housing starts to be 670,000 units in 2012, 850,000 in 2013 and 1.1 million in 2014. Despite this cyclically low demand from the domestic housing sector, prices for timber in the Pacific Northwest region have shown resilience as landowners continue to manage supply as off-shore demand adds market tension.

We expect market prices for export logs in the coming year to be generally comparable with 2011. While the Japanese log markets are expected to remain strong throughout the year, demand in China and Korea has slowed due to higher inventory levels. In the second half of the year, we expect that excess inventory will be absorbed and prices will begin to firm up.

We believe operating results for our timber segment will meaningfully improve following the inevitable recovery in U.S. new home construction. Once pricing demonstrates sustained strength, we will elevate our harvest levels by approximately 20% over our LRSY or 300,000m3 per annum.

30	Brookfield Infrastructure Partners | 2012 First Quarter Interim Report

Over the medium to long-term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply and demand of timber in the markets that we serve:

•	The mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. inland region;

•	Ongoing demand from Asian markets;

•	The rapidly expanding bio-fuel industry; and

•	Continuing withdrawals of timberlands for conservation and alternate uses.

CORPORATE AND OTHER

The following table presents the components of Corporate and Other, on a proportionate basis, for the three months ended March 31, 2012 and 2011:

	Three months ended March 31
MILLIONS, UNAUDITED	2012	2011
General and administrative costs	$(2)	$(3)
Base management fee	(18)	(11)
Other income	—	1
Financing costs	(5)	(5)

Funds from operations (FFO)	(25)	(18)
Deferred taxes and other	(9)	(3)

Corporate and other	$(34)	$(21)

For the quarter ended March 31, 2012, general and administrative costs decreased from the comparative period as we benefitted from cost saving initiatives following our merger with Prime. We anticipate that our corporate and administrative costs, excluding the base management fee, will be in the range of $9 million to $11 million per year.

Pursuant to our Master Services Agreement, we pay an annual base management fee to Brookfield equal to 1.25% of our market value, plus recourse debt net of cash. For the three months ending March 31, 2012, this fee increased over the prior period due to the $660 million equity issuance in October 2011 and the increased trading price of our partnership units.

Financing costs include interest expense, standby fees on our committed credit facility, dividends paid on our preferred shares less interest earned on cash balances. Financing costs for the current quarter were consistent with the comparable period, primarily due to a consistent amount of average corporate borrowings.

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CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary.

Our group-wide liquidity was approximately $1.3 billion at March 31, 2012, down from $1.5 billion at December 31, 2011, and was comprised of the following:

MILLIONS, UNAUDITED	As of March 31, 2012	As of December 31, 2011
Uncommitted corporate cash	$5	$79
Committed corporate credit facility	700	700
Draws under corporate credit facility	(32)	—
Commitments under corporate credit facility	(55)	(51)
Proportionate cash retained in business	168	127
Proportionate availability under subsidiary credit facilities	511	691

Group wide liquidity	$1,297	$1,546

Our $700 million committed revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Commitments under the facility will be available on a revolving basis until September 2013. All amounts outstanding at that time will be repayable in full. At March 31, 2012, $32 million was drawn on this facility to fund the acquisition of our Colombian regulated distribution utility.

We are working on several corporate finance initiatives, the most significant of which is the refinancing of our North American gas transmission business. This system is a strong franchise consisting of 15,500 kilometres of natural gas transmission lines, serving 60% of the Chicago and northern Indiana market. Over the past two years, this business has been challenged by a combination of a negative rate settlement as well as declining market fundamentals. Consequently, a decision was made to reduce leverage in this business. Together with our partners, we have agreed to inject equity to retire holding company debt, our share of which is $200 million. We are also undertaking a refinancing at the operating company. We recently launched a tender offer to buy back the December 2012 maturity of its bonds, and we intend to refinance this debt with a combination of secured loans and bonds. In addition, a portion of the annual cash flow generated by the business will be used to retire additional debt. In time we expect cash flow from this business will recover significantly, along with its credit profile.

We have also begun working on a corporate debt issue of approximately $300 million to fund the equity injection into our North American gas transmission business, as well as an upcoming $120 million corporate bond maturity. In that regard, we recently engaged Standard & Poor’s (S&P) in a rating advisory service role. We are pleased to report that S&P has initiated coverage of Brookfield Infrastructure with an investment grade rating of BBB+, which we believe will provide us access to low cost debt capital. We expect to complete this financing in the next two quarters.

Finally, we continue to proactively advance a number of refinancings to take advantage of the historically low interest rate environment. We executed a NZD$155 million refinancing at our New Zealand regulated distribution company in the bank market with an average life of four years and an average spread of 180 basis points over the New Zealand bank rate, and we are beginning to focus on a number of 2013 refinancings. We finished the quarter with $1.3 billion of liquidity across the group, including almost $700 million at the corporate level.

Our equity strategy is to issue equity in conjunction with future acquisitions and large scale capital projects. However, we may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions. Brookfield Infrastructure endeavors to maintain shelf registrations that enable us to issue securities in both the U.S. and Canadian markets.

32	Brookfield Infrastructure Partners | 2012 First Quarter Interim Report

We finance our assets principally at the operating company level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavour to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years. On a proportionate basis as of March 31, 2012, scheduled principal repayments for our borrowings over the next five years are as follows:

MILLIONS, UNAUDITED	Average Term (years)	2012	2013	2014	2015	2016	Beyond	Total
Recourse borrowings
Corporate borrowings	2	$—	$32	$—	$—	$—	$—	$32
Subsidiary corporate borrowings	1	120	—	—	—	—	—	120

Total recourse borrowings	1	120	32	—	—	—	—	152

Non-recourse borrowings1, [2]
Utilities	7	3	624	130	69	360	1,431	2,617
Transport and energy	5	564	175	683	21	94	802	2,339
Timber	6	—	136	—	130	—	209	475

Total non-recourse borrowings1, [2]	7	567	935	813	220	454	2,442	5,431

Total borrowings	7	687	967	813	220	454	2,442	5,583

Cash retained in businesses
Utilities								$42
Transport and energy								117
Timber								9
Corporate								5

Total cash retained								$173

Net debt
Utilities								$2,575
Transport and energy								2,222
Timber								466
Corporate								147

Total net debt								$5,410

1	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2	Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

Our debt has an average term of seven years. On a proportionate consolidated basis, our net debt-to-capitalization ratio as of March 31, 2012 was 56%. Proportionate debt can be reconciled to consolidated debt as follows:

	As of
MILLIONS, UNAUDITED	March 31, 2012	December 31, 2011
Consolidated debt	$5,249	$4,885
Less: borrowings attributable to non-controlling interest	(1,973)	(1,812)
Premium on debt and cross currency swaps	154	148
Add proportionate share of borrowings of investments in associates:
Utilities	753	703
Transport and energy	1,400	1,379

Proportionate debt	$5,583	$5,303

Brookfield Infrastructure Partners | 2012 First Quarter Interim Report	33

The following table summarizes our proportionate average debt balance and cash interest expense for each operating platform:

	Three months ended March 31, 2012			Three months ended March 31, 2011
MILLIONS, UNAUDITED	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest
Utilities	$2,557	6.1%	$39	$2,396	6.3%	$38
Transport and energy	2,278	7.4%	42	2,105	7.4%	39
Timber	475	5.9%	7	475	5.9%	7
Subsidiary corporate borrowings	117	10.3%	3	113	10.6%	3
Corporate borrowings	16	—	—	68	5.9%	1

Total	$5,443	6.7%	$91	$5,157	6.8%	$88

FOREIGN CURRENCY HEDGING STRATEGY

To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investment and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient

The following table presents our hedged position in foreign currencies as of March 31, 2012:

			Net Investment Hedges
MILLIONS, UNAUDITED	USD	AUD	NZD	CLP	CAD	GBP	EUR	COP
Net equity investment – US$	$1,300	$1,864	$228	$162	$132	$321	$153	$55
FX contracts – US$	455	(142)	(19)	—	—	(227)	(67)	—

Net unhedged – US$	1,755	1,722	209	162	132	94	86	55
Net equity investment – natural currency	1,300	1,802	279	79,113	132	200	115	98,381
FX contracts – natural currency	455	(137)	(24)	—	—	(141)	(51)	—

% of equity investment hedged	N/A	8%	9%	—	—	71%	44%	—
Unhedged position in natural currency	N/A	1,665	255	79,113	132	59	64	98,381

At March 31, 2012, we had hedges in place equal to approximately 16% of our net equity investment in foreign currencies. In the current period, we recorded losses of $8 million in comprehensive income relating to these contracts, which were more than offset by foreign currency translation gains of $79 million recorded during the period.

We have also implemented a FFO hedging program by entering into foreign exchange contracts to lock in approximately 70% of our forecasted FFO denominated in AUD, GBP, EUR and NZD for the next four quarters. As these forward contracts settle, we intend to roll over the contracts so that we will continue to have approximately 70% of the next twelve months of estimated FFO hedged. We will periodically re-evaluate this strategy.

For the three months ended March 31, 2012, 12%, 47% and 24% of our FFO was generated in USD, AUD and GBP, respectively, with the remaining 17% generated in other currencies. As a result of our FFO hedging program, 63%, 12% and 19% of our FFO was effectively generated in USD, AUD and GBP, respectively, with the remaining 6% generated in other currencies. For the period, a 10% change in the average exchange rate of our foreign currencies would result in approximately a $4 million or 4% change in FFO. Without the implementation of our FFO hedging program, the sensitivity to the same movement in the average exchange rate would have resulted in an approximate $10 million or 10% variance in FFO.

34	Brookfield Infrastructure Partners | 2012 First Quarter Interim Report

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn returns on these investments in excess of the cost of the incremental equity. During the quarter we generated $20 million of cash available for reinvestment, which partially funded our growth capital expenditures. The remainder of our investments were primarily funded by credit facilities.

The following table highlights the sources and uses of cash during the year:

	Three months ended March 31
MILLIONS, UNAUDITED	2012	2011
Funds from operations (FFO)	$108	$98
Less maintenance capital	(15)	(27)

Funds available for distribution (AFFO)	93	71
Distributions paid	(73)	(49)

Funds available for reinvestment	20	22

Growth capital expenditures and new investments	(216)	(78)
Asset level debt funding of growth capital expenditures	130	58
Debt paydowns	(13)	(3)
Disposals, changes in working capital and other	14	(2)
Draws on corporate credit facility	32	85

Change in proportionate cash retained in business	(33)	82
Opening, proportionate cash retained in business	206	198

Closing, proportionate cash retained in business	$173	$280

The following table presents the components of growth and maintenance capital expenditures by operating platform:

	Three months ended March 31
MILLIONS, UNAUDITED	2012	2011
Growth capital expenditures by segment
Utilities	$36	$27
Transport and energy	125	51
Timber	—	—

	$161	$78

	Estimated Quarterly		Actual Capital Expenditure
	Sustaining Capital Expenditure		Three months ended March 31
Maintenance capital expenditures by segment	Low	High	2012	2011
Utilities	$6	$7	$6	$6
Transport and energy	15	18	9	20
Timber	1	1	—	1

	$22	$26	$15	$27

Brookfield Infrastructure Partners | 2012 First Quarter Interim Report	35

PARTNERSHIP CAPITAL

The total number of partnership units outstanding was comprised of the following:

	As of
MILLIONS, PARTNERSHIP UNITS	March 31, 2012	December 31, 2011
Limited partnership units	184.0	184.0
General partnership units	1.1	1.1

Total	185.1	185.1

The general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights entitle the general partner to 15% of incremental distributions above this threshold to $0.33 per unit. To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights entitle the general partner to 25% of incremental distributions above this threshold. During the quarter, an incentive distribution of $4 million was paid to the general partner.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, amongst other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other items as shown in the reconciliation below. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool:

•

FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•	FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income; and

•	FFO does not include performance fees accrued relating to our Canadian timber operations, which must be paid in cash and represents a fee we expect to accrue in the future.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using FFO only supplementally. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our Partnership’s distribution policy.

When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back fair value adjustments and mark-to-market adjustments recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the renewable resources and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, a benefit which is not reflected in the period in which the related fee accrues. In addition, as a result of our fee-netting mechanism, which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by the Partnership. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in FFO without adding back the performance fee.

36	Brookfield Infrastructure Partners | 2012 First Quarter Interim Report

The following table reconciles FFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the Partnership.

	Three months ended March 31
MILLIONS, UNAUDITED	2012	2011
Net income	$14	$45
Add back or deduct the following:
Depreciation and amortization	70	48
Deferred taxes and other items	24	5

Funds from operations	$108	$98

The difference between net income and FFO is primarily attributable to depreciation and amortization expenses.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

In order to assess our performance as stewards of capital, we track our AFFO yield, which is a proxy for our returns on invested capital.

Invested capital is meant to track the initial investment that we make in a business plus all cash flow that we re-invest in the business. We define invested capital as partnership capital adding back the following items: non-cash income statement items net of maintenance capital expenditures as well as other comprehensive income, as shown in the reconciliation below. Invested capital is a measure that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Invested capital is therefore unlikely to be comparable to similar measures presented by other issuers. Invested capital has limitations as a tool to measure returns on capital invested as follows:

•	Invested capital does not fully deduct depreciation expense;

•	Invested capital does not include non-cash income statement items; and

•	Invested capital does not include accumulated other comprehensive income.

Because of these limitations of invested capital and limitations of FFO previously discussed, AFFO yield should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using AFFO yield only supplementally. However, invested capital is a key measure that we use to evaluate the performance of our operations.

When viewed in conjunction with our IFRS results, we believe that AFFO yield provides a more complete understanding of our investment in each of our businesses. AFFO yield allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash impacts on our capital base. We add back maintenance capital expenditures in order to capture the difference between depreciation and our sustaining capital investment which must be reinvested in our business. Minority interest is excluded as this represents capital invested by other shareholders. Non-cash income statement items are not included as these balances do not represent cash returned or reinvested in our assets. The impact of other comprehensive income is not included as these are unrealized adjustments to partnership capital, such as fair value adjustments or non-cash gains or losses on foreign exchange.

Brookfield Infrastructure Partners | 2012 First Quarter Interim Report	37

The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital:

	$000	$000
	As of
MILLIONS, UNAUDITED	March 31, 2012	December 31, 2011
Partnership capital	$4,215	$4,206
Cumulative differences	(190)	(304)
Maintenance capital expenditures	(15)	(92)
Non-cash income statement items	94	205
Accumulated other comprehensive income	(455)	(388)
Other adjustments	—	1

Invested capital	$3,649	$3,628

Our invested capital by segment is as follows:

	$000	$000
	As of
MILLIONS, UNAUDITED	March 31, 2012	December 31, 2011
Invested capital by segment
Utilities	$1,482	$1,400
Transport and energy	1,743	1,693
Timber	469	468
Corporate and other	(45)	67

Total invested capital	$3,649	$3,628

We also use Adjusted EBITDA as a measure of performance. We define Adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expenses). Adjusted EBITDA is expressed as gross margin in our consolidated statements of operating results.

The following table reconciles our consolidated revenues less direct costs to our proportionate Adjusted EBITDA for the following periods:

	Three months ended March 31
MILLIONS, UNAUDITED	2012	2011
As per Brookfield Infrastructure consolidated financial statements
Revenues	$451	$390
Direct operating costs	(240)	(202)
General and administrative expense	(20)	(14)

Revenues less direct costs	191	174
Less: Non-controlling interest associated with the above	(69)	(60)

	122	114
Add: Proportionate share of Adjusted EBITDA of investments in associates	77	71

Total proportionate Adjusted EBITDA	$199	$185

38	Brookfield Infrastructure Partners | 2012 First Quarter Interim Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, “positioned to”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our railroad business on the performance and growth of that business, various factors bearing on the timber industry including the impact of the Mountain Pine Beetle invasion, increasing Asian demand and other factors, the extent of our corporate, general and administrative expenses, ability to participate in the global market recovery, our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business contract prices and regulated rates for our operations, expected timing and outcome with respect to increasing sales in timber business, value of higher and better use timber lands, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the Partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business generally which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by mining customers of our railroad business which themselves rely on access to capital and continued favourable commodity prices, our ability to complete large capital expansion projects on time and within budget, ability to negotiate favourable take-or-pay contractual terms, acts of God, weather events, or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Infrastructure Partners | 2012 First Quarter Interim Report	39

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (IFRS), the basis of presentation throughout much of this report differs from IFRS in that it is organized by business segment and utilizes funds from operations (FFO) and adjusted funds from operations (AFFO) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable IFRS measure in this MD&A. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

BUSINESS ENVIRONMENT AND RISKS

Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Brookfield Infrastructure’s most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.

40	Brookfield Infrastructure Partners | 2012 First Quarter Interim Report